Exhibit 4.1

EXECUTION COPY

AMENDMENT NO. 1 TO
STOCKHOLDER PROTECTION RIGHTS AGREEMENT

This Amendment No. 1 to Stockholder Protection Rights Agreement (this “Amendment”) is dated as of August 19, 2011 (the “Effective Date”) and amends the Stockholder Protection Rights Agreement, dated as of October 15, 2010 (the “Rights Agreement”), between J. C. Penney Company, Inc., a Delaware corporation (the “Company”) and Mellon Investor Services, LLC (operating with the service name BNY Mellon Shareowner Services), a New Jersey limited liability company, as Rights Agent (the “Rights Agent”).  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Rights Agreement.

WHEREAS, on August 19, 2011, the Board of Directors of the Company determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement on the terms set forth herein;

WHEREAS, in accordance with Section 5.4 of the Rights Agreement, prior to the Separation Time, the Company and the Rights Agent may from time to time supplement or amend this Agreement without the approval of any holders of Rights;

WHEREAS, the Rights Agent is hereby directed to join in this Amendment; and

WHEREAS, an officer of the Company has delivered to the Rights Agent a certificate as to the compliance of this Amendment with the terms of Section 5.4 of the Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

1.           Amendment of the Rights Agreement.

(a) Section 1.1 of the Rights Agreement is hereby amended by inserting the following sentence into the paragraph defining the term “Acquiring Person” immediately after the last sentence of such paragraph:

Notwithstanding anything to the contrary in this Agreement, the term “Acquiring Person” shall not include the Pershing Square Stockholders to the extent that such inclusion would result solely from the Pershing Square Stockholders becoming the Beneficial Owner of shares of Common Stock from and after effectiveness of, prior to the termination of and as expressly permitted by the Pershing Square Stockholder Agreement, and continuing to Beneficially Own such shares of Common Stock, so long as such Beneficial Ownership is permitted under the Pershing Square Stockholder Agreement.

(b) Section 1.1 of the Rights Agreement is hereby amended by inserting the following paragraphs immediately following the paragraph defining the term “Payment Time” and immediately before the paragraph defining the term “Person”:

“Pershing Square Stockholder” shall mean the Stockholders, as such term is defined in the Pershing Square Stockholder Agreement.

“Pershing Square Stockholder Agreement” shall mean the letter agreement, dated August 19, 2011, between the Company, on the one hand, and Pershing Square Capital Management, L.P., in its capacity as investment advisor to certain funds and on behalf of its controlled affiliates, on the other hand, as amended, restated, supplemented, modified or otherwise changed from time to time.

2.           No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and the exhibits thereto shall remain in full force and effect in all respects without any modification. This Amendment shall be deemed an amendment to the Rights Agreement and shall become effective on the Effective Date. In the event of a conflict or inconsistency between this Amendment and the Rights Agreement and the exhibits thereto, the provisions of this Amendment shall govern.

3.           Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile and .pdf) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

4.           Severability. If any term, provision, covenant or restriction hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term, covenant, restriction or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms, covenants, restrictions and provisions hereof or the application of such term, covenant, restriction or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.           Descriptive Headings. Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

6.           Further Assurances. Each of the parties to this Amendment shall cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Amendment, the Rights Agreement and the transactions contemplated hereunder and thereunder.

7.           Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Stockholder Protection Rights Agreement as of the date first above written.

J. C. PENNEY COMPANY, INC.

By:
Name:
Title:

MELLON INVESTOR SERVICES, LLC

By:
Name:
Title: